UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Sets Off First Mobile WiMAXTM Internet Service in the U.S. Dated June 30th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Sets Off First Mobile WiMAX™ Internet Service in the U.S.

DigitalBridge Communications provides commercial mobile Internet services to Jackson Hole, Wyoming with Alvarion’s WiMAX Forum Certified™
BreezeMAX® 2.5 GHz Solution

Tel Aviv, Israel, June 30, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, announced today the commercial rollout of Mobile WiMAX™ Internet service by DBC (DigitalBridge Communications) offered over Alvarion’s WiMAX Forum Certified™ BreezeMAX® 2.5 GHz solution. The network is already up and running with broadband Internet to businesses and homes across Jackson Hole, Wyoming.

As part of a popular resort area drawing thousands of tourists year round, Jackson Hole’s businesses, municipal offices and residents require high-speed connectivity. DBC’s new network enables wireless connectivity with full coverage for businesses and public offices, enabling employees to stay online via a mobile office in their vehicles and access to services such as video, voice, and data communications on the go. New mobile Internet service will offer consumers the benefits of anytime anywhere broadband connectivity using WiMAX PC cards in their laptops. Visitors at the resort can also use the service to send real-time pictures and movies while on vacation. Using a certified solution to build the network will allow the introduction of third party devices from the open market into the network.

“We are delighted to turn Jackson Hole into the first U.S. Mobile WiMAX community, offering true mobile broadband Internet service to both residential and business customers,” said Kelley Dunne, CEO of DBC. “Building on our strong relationship with Alvarion, we leverage the company’s WiMAX innovations once again and offer the Jackson Hole area, and similar communities in the near future, advanced and affordable mobile services.”

“We are pleased to turn on mobility using our certified Mobile WiMAX solution for the first such network in the U.S together with our long standing partner DBC,” said Tzvika Friedman, president and CEO of Alvarion. “Our base station presents a robust and stable platform for the benefit of operators worldwide; and DBC’s commercial deployment of Personal Broadband applications over WiMAX is a first and most important milestone for the evolving WiMAX industry, supported by a strong OPEN™ WiMAX ecosystem.”

DBC will continue to expand its Mobile WiMAX service in the Jackson Hole area where its network reaches more than 3,000 homes and businesses, and then add mobile capabilities throughout its 200,000-household footprint.

About DigitalBridge Communications
DigitalBridge Communications Corp. (“DBC”) is a telecommunications service provider focused on using WiMAX to deliver broadband services to underserved communities nationwide. DBC was founded by Kelley Dunne, Bill Wallace and Joe Kochan in 2005. Since launching its service late last year, DBC has deployed networks in 14 markets throughout the U.S. With WiMAX, DBC subscribers are able to set up service on their own within a matter of minutes and use their portable service inside or outside their homes and offices. For more information about DBC, please visit www.digitalbridgecommunications.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.